
07007611


SEC MAIL
RECEIVED
PROCESSING
MAY 21 2007
WASH. D.C.
190
SECTION

.TES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~ A
PART III

SEC FILE NUMBER
8-67050

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIQUIVEST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3503 CEDAR KNOLLS DRIVE SUITE B-3
(No. and Street)

KINGWOOD TX 77339
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TRIBOLET FULLER & COMPANY PLLC
(Name – *if individual, state last, first, middle name*)

19747 HIGHWAY 59 N. HUMBLE TX 77338
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERALD R. HERTZENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIQUIVEST, INC., as of 12/31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LATAUNYA SMITH
Notary Public, State of Texas
My Comm. Expires Feb. 8, 2011

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LiquiVest, Inc.
Reconciliation of Computation of Net Capital
and
Broker—Dealer's Unaudited Part II or Part IIA
Year ended December 31, 2006

	Per Focus Report Form II A	*Adjustments*	*Per Audited Financial Statements*
1 Total ownership equity from Statement of Financial Condition	$ 8,683	$ –	$ –
Less accumulated depreciation adjustment		(940)	7,743
	8,683	(940)	7,743
2 Deduct ownership equity not allowable for Net Capital	–	–	–
3 Total ownership equity qualified for Net Capital	8,683	(940)	7,743
4 Add:	–	–	–
5 Total capital and allowable subordinated liabilities	8,683	(940)	7,743
6 Deductions and/or charges	(2,191)	–	
Less accumulated depreciation		940	
6D Total deductions an/or charges	(2,191)	940	(1,251)
7 Other additions and/or credits	–	–	–
8 Net Capital before haircuts on securities positions	6,492	–	6,492
9 Haircuts on securities	–	–	–
10 Net Capital	$ 6,492	$ –	$ 6,492

END